FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of conditional share awards under GlaxoSmithKline Performance Share Plan

This notification sets out information relating to the vesting of conditional share awards granted in 2009 under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan).  The awards made to the individuals listed below vest after three and four year performance periods which are dependent on stretching performance targets of relative total shareholder return (TSR) and a three year adjusted free cash flow target.  As set out below, less than 50% of these awards vested at the end of the three year performance period.

The vesting of the awards under the Performance Share Plan was subject to the following performance conditions:

i)
40% of the award was subject to an adjusted free cash flow target measured over three years (1 January 2009 to 31 December 2011). The Company achieved the adjusted free cash flow target of £17.4bn, against a target of £16bn, over the three year period and therefore the Remuneration Committee has confirmed that 100% of this element of the award vested.  This accounts for 40% of the total overall award.

ii)	The balance of 60% of the award was based on TSR, measured over three and four years as follows:

a) half of this element (i.e. 30% of the total award) was measured over three years (1 January 2009 to 31 December 2011); and,

b) the remaining half of this element (i.e. the remaining 30% of the total award) will be measured over four years (1 January 2009 to 31 December 2012).

For the three year period 1 January 2009 to 31 December 2011, the Company's TSR ranked 6th (i.e. in median position) against a comparator group of 11 pharmaceutical companies and therefore the Remuneration Committee has confirmed that 30% of the three year portion of the TSR element vested (i,e, 9% of the total award) and the balance of the three year portion lapsed.  The four year portion of the TSR element (i.e. the remaining 30%) will be measured in February 2013 after the end of the four year performance period on 31 December 2012.

Therefore 49% of the total award vested and the balance of the awards subject to the three year performance period lapsed.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 17 February 2012, including dividends reinvested since the date of grant, and the proportion of the awards subject to the four-year TSR performance period which remain outstanding for the following individuals:

	Awards which have vested (49%)		Awards which have lapsed (21%)		Remaining awards subject to the performance period ending 31 Dec 2012 (30%)
	Ordinary Shares	ADSs	Ordinary Shares	ADSs	Ordinary Shares	ADSs
Sir Andrew Witty*	261,233		111,957		159,938
Dr M Slaoui*		38,355		16,438		23,483
Mr J R Stephenne	27,743		11,889		16,985
Mr S M Bicknell	11,790		5,053		7,218
Mr J M Clarke	42,724		18,310		26,157
Ms D Connelly		42,802		18,344		26,205
Mr M Dunoyer	21,916		9,392		13,418
Mr E Gray	27,743		11,889		16,985
Mr A Hussain	42,724		18,310		26,157
Mr W C Louv		13,897		5,955		8,508
Mr D Pulman		21,401		9,172		13,102
Mr D S Redfern	16,090		6,896		9,851
Ms C Thomas	21,916		9,392		13,418
Mr D Troy		32,102		13,758		19,654

* denotes an Executive Director

The Company, Executive Directors and PDMRs were advised of these transactions on 20 February 2012.

The closing middle market price of an Ordinary share of GlaxoSmithKline plc on 17 February 2012 was £14.14.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc